Mercedes-Benz Auto Lease Trust 2021-A
Investor Report
Collection Period Ended   31-May-2021

Amounts in USD

Dates

Collection Period No.		5			
Collection Period (from... to)		1-May-2021	31-May-2021		
Determination Date		11-Jun-2021			
Record Date		14-Jun-2021			
Payment Date		15-Jun-2021			
Interest Period of the Class A-1 Notes (from... to)		17-May-2021	15-Jun-2021	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 6/15/2021		15-May-2021	15-Jun-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	245,000,000.00	38,278,337.86	0.00	38,278,337.86	156.238114	0.000000
Class A-2 Notes	490,000,000.00	490,000,000.00	483,539,342.71	6,460,657.29	13.185015	0.986815
Class A-3 Notes	428,000,000.00	428,000,000.00	428,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	110,860,000.00	110,860,000.00	110,860,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,273,860,000.00**	**1,067,138,337.86**	**1,022,399,342.71**	**44,738,995.15**		
Overcollateralization	216,039,733.86	234,659,208.08	234,659,208.08			
Total Securitization Value	**1,489,899,733.86**	**1,301,797,545.94**	**1,257,058,550.79**			
present value of lease payments	611,000,074.64	479,129,171.68	454,941,269.32			
present value of Base Residual Value	878,899,659.22	822,668,374.26	802,117,281.47			

	Amount	Percentage
Initial Overcollateralization Amount	216,039,733.86	14.50%
Target Overcollateralization Amount	234,659,208.08	15.75%
Current Overcollateralization Amount	234,659,208.08	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.146940%	4,530.94	0.018494	38,282,868.80	156.256607
Class A-2 Notes	0.180000%	73,500.00	0.150000	6,534,157.29	13.335015
Class A-3 Notes	0.250000%	89,166.67	0.208333	89,166.67	0.208333
Class A-4 Notes	0.320000%	29,562.67	0.266667	29,562.67	0.266667
Total		**196,760.28**		**$44,935,755.43**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,415,404,747.17**	**1,227,302,559.25**	**1,182,563,564.10**

Available 2021-A Collections	
Lease Payments Received	22,700,363.05
Net Sales Proceeds-early terminations (incl Defaulted Leases)	19,439,451.59
Net Sales Proceeds-scheduled terminations	14,922,976.32
Excess wear and tear included in Net Sales Proceeds	38,733.43
Excess mileage included in Net Sales Proceeds	61,788.37
Subtotal	**57,062,790.96**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	513.21
Total Available Collections	**57,063,304.17**

Distribution on the Exchange Note	
(1) Total Servicing Fee	1,084,831.29
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.33%)	337,508.20
(3) Exchange Note Principal Distributable Amount	44,738,995.15
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	10,901,969.53
Total Distribution	**57,063,304.17**

Available Funds ABS Notes	
Total Exchange Note Payments	45,076,503.35
Reserve Account Draw Amount	0.00
Total Available Funds	**45,076,503.35**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	196,760.28
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	44,738,995.15
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	140,747.92
Total Distribution	**45,076,503.35**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,084,831.29	1,084,831.29	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	196,760.28	196,760.28	0.00
thereof on Class A-1 Notes	4,530.94	4,530.94	0.00
thereof on Class A-2 Notes	73,500.00	73,500.00	0.00
thereof on Class A-3 Notes	89,166.67	89,166.67	0.00
thereof on Class A-4 Notes	29,562.67	29,562.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	196,760.28	196,760.28	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	44,738,995.15	44,738,995.15	0.00
Principal Distribution Amount	44,738,995.15	44,738,995.15	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,724,749.33
Reserve Fund Amount - Beginning Balance	3,724,749.33
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	31.63
minus Net Investment Earnings	31.63
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,724,749.33
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	31.63
Net Investment Earnings on the Exchange Note	
Collection Account	481.58
Investment Earnings for the Collection Period	513.21

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,489,899,733.86	35,662
Securitization Value beginning of Collection Period	1,301,797,545.94	32,712
Principal portion of lease payments	16,092,093.55	
Terminations- Early	15,842,554.64	
Terminations- Scheduled	12,042,636.20	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	761,710.76	
Securitization Value end of Collection Period	1,257,058,550.79	31,788

Pool Factor	84.37%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.68%
Weighted Average Remaining Term (months)	25.29	21.80
Weighted Average Seasoning (months)	13.33	16.96
Aggregate Base Residual Value	1,003,544,881.25	894,942,277.73
Cumulative Turn-in Ratio		62.47%
Proportion of base prepayment assumption realized life to date		117.20%
Actual lifetime prepayment speed		0.50%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,254,593,966.49	31,739	99.80%
31-60 Days Delinquent	1,892,458.12	36	0.15%
61-90 Days Delinquent	475,370.95	11	0.04%
91-120 Days Delinquent	96,755.23	2	0.01%
Total	1,257,058,550.79	31,788	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.046%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	437,974.55	12	3,922,114.02	97
Liquidation Proceeds	457,473.00		4,079,994.63	
Recoveries	107,225.14		198,162.71	
Principal Net Credit Loss / (Gain)	(126,723.59)		(356,043.32)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.119)%	
Prior Collection Period	(0.151%)	
Second Prior Collection Period	0.117 %	
Third Prior Collection Period	(0.143%)	
Four Month Average	(0.074)%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.024)%

Average Net Credit Loss / (Gain)   (3,670.55)

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	28,208,927.05	912	118,432,156.36	3,772
Sales Proceeds and Other Payments Received	33,674,950.48		138,877,990.85	
Residual Loss / (Gain)	(5,466,023.43)		(20,445,834.49)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(5.127)%	
Prior Collection Period	(4.694%)	
Second Prior Collection Period	(3.971%)	
Third Prior Collection Period	(2.218%)	
Four Month Average	(4.002)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (1.372)%

Average Residual Loss / (Gain)   (5,420.42)